September 29, 2025

Eric Meilstrup
President and Chief Executive Officer
LCNB Corp.
2 North Broadway
Lebanon, OH 45036

        Re: LCNB Corp.
            Registration Statement on Form S-3
            Filed September 23, 2025
            File No. 333-290468
Dear Eric Meilstrup:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael Dailey